TOTAL NUMBER OF SEQUENTIAL PAGES 6
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4

                                                               File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of July, 2004.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                          ----------------------------
                    (Address of principal executive offices)


                  Indicate by check mark whether the registrant
                        files or will file annual reports
                               under cover of form
                                  20-F or 40-F:

                           Form 20-F x - Form 40-F ___

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x

ITEM 1. Filing of Information on Debt Account with the Superintendencia de Valores y Seguros.

         Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to July 30, 2004, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2.      Exhibits

 Exhibit                                                                Page
  Number                            Description                        Number
 99.1          Translation of Information on Debt Account                 6

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                                  (Registrant)


Date: August 6, 2004.                              By:  /s/ Roger Ford


                                                   Roger Ford
                                                   Chief Financial Officer

                                  Exhibit 99.1


     FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES

ISSUER:                COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:     JULY 31, 2004


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NUMBER AND
 DATE OF
REGISTRATION  SERIES  DATE OF    PLACEMENT   INITIAL   FACE AMOUNT ADJUST-  ADJUSTED   INTEREST       PAR    INTEREST  AMORTIZATIONS
  IN THE              NOMINAL      EXPIRY  FACE AMOUNT PLACED AND    MENT FACE AMOUNT ACCRUED AND    VALUE    PAID IN      PAID
SECURITIES             ISSUE        DATE      PLACED   OUTSTANDING  INDEX OUTSTANDING   UNPAID               THE MONTH  IN THE MONTH
 REGISTRY                                      US$         US$                KCH$       KCH$         KCH$     KCH$        KCH$
------------------------------------------------------------------------------------------------------------------------------------
ISSUED IN     UNIQUE  March 25,  March 15,  143,400,000 143,400,000  US$   91,976,760   3,481,704  95,458,464     -             -
NEW YORK                1999       2006
                      March 25,  March 15,   16,600,000  14,600,000  US$    9,364,440     354,483   9,718,923     -             -
                        1999       2006
                     ---------------------------------------------------------------------------------------------------------------
                       TOTALS               160,000,000 158,000,000       101,341,200   3,836,187 105,177,387     -             -
------------------------------------------------------------------------------------------------------------------------------------


THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




     ANDRES VICUNA GARCIA-HUIDOBRO
---------------------------------------
        GENERAL MANAGER SIGNATURE



                                                 MONTHLY CHANGE
                                         -------------------------------
                                         EXCHANGE RATE           641.40
                                         -------------------------------

                                         -------------------------------
                                         INTEREST RATE           9.875%
                                         -------------------------------